Exhibit 2.1

AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED DEFINITIVE MERGER AGREEMENT

This Amendment No. 1 (this "Amendment") is entered into as of October 13, 2026, by and between Drugs Made In America Acquisition Corp., a Cayman Islands exempted company (the "Company"), and Power Analytics Global Corp, a Delaware corporation ("PAGC", and together with the Company, the "Parties"), and amends the Amended and Restated Definitive Merger Agreement dated as of September 8, 2026, between the Parties (the "Agreement"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Agreement.

RECITALS

A. The Agreement provides for a Closing Valuation of US$2,850,000,000, determined on an asset basis and including PAGC's acquisition of APQC Inc and the UltraSolar intellectual property (the "APQC Acquisition"), and makes completion of the APQC Acquisition a condition to Closing.

B. The board of directors of the Company, by written resolutions adopted on October 6, 2026, approved terms under which the business combination may proceed with PAGC on a standalone basis at a Closing Valuation of US$1,710,000,000 if the APQC Acquisition is not completed by November 1, 2026, while allowing the APQC Acquisition and other assets to be added later at their independently appraised value.

C. The independent firm previously approved to render the opinion contemplated by Section 6.5(a) of the Agreement (the "Prior Firm") determined that the intellectual property valuation required by the assignment would have called for a dual opinion, with a separate intellectual property evaluator added to complete it. As a result, no opinion was issued, and the Company and the Prior Firm agreed to terminate the engagement effective October 2, 2026. The independent directors of the Company have since engaged Joel A. Gallo, acting in his individual capacity as an independent evaluator and financial advisor, to render the opinion contemplated by Section 6.5(a) of the Agreement on PAGC at a Closing Valuation of US$1,710,000,000 on a standalone basis. Mr. Gallo is able to value intellectual property himself, in addition to applying other valuation methods.

D. The Parties wish to amend the Agreement to give effect to those terms. This Amendment has been approved by the board of directors of each Party.

The Parties therefore agree as follows.

1. DEFINITIONS

1.1 "Reversion Event" means the earliest to occur of: (a) the APQC Acquisition not having been completed on or before November 1, 2026; (b) the termination of the definitive agreement for the APQC Acquisition; and (c) the delivery to PAGC of a written determination by the independent directors of the Company that the APQC Acquisition cannot be completed.

1.2 "Standalone Closing Valuation" means US$1,710,000,000, being the valuation of PAGC on a standalone basis, including its existing business, assets and intellectual property owned as of the date of this Amendment.

1.3 "Contributed Asset" means all or any part of the APQC Acquisition, the UltraSolar intellectual property, the PolariQon intellectual property, or any other asset, in each case acquired by or assigned to PAGC after the date of this Amendment, excluding any asset already included in the Standalone Closing Valuation.

1.4 "Appraised Value" means the value of a Contributed Asset as determined by an independent appraiser engaged by the independent directors of the Company.

1.5 "Ceiling" means US$2,850,000,000.

1.6 "Independent Evaluator" means Joel A. Gallo, acting in his individual capacity as an independent evaluator and financial advisor, engaged by the independent directors of the Company under an Independent Financial Fairness Opinion Engagement Letter dated October 12, 2026, solely to render the opinion on the Standalone Closing Valuation described in Section 4.2.

1.7 "Qualified Evaluator" means any independent investment banking firm, independent valuation firm or individual independent valuation professional selected and engaged by the independent directors of the Company to render an opinion contemplated by Section 3.1 or Section 4.3. The Independent Evaluator is not engaged for, and has no obligation to render, any such opinion.

2. CLOSING AT THE STANDALONE CLOSING VALUATION

2.1 Upon the occurrence of a Reversion Event, automatically and without notice or further action by either Party: (a) the Closing Valuation shall be the Standalone Closing Valuation, which values PAGC excluding the APQC Acquisition, the UltraSolar intellectual property and any asset not owned by PAGC on the date of this Amendment; and (b) the Merger Consideration shall be calculated on the basis of the Standalone Closing Valuation at the Reference Price, in accordance with the Agreement. For the avoidance of doubt, the Standalone Closing Valuation includes the intellectual property owned by PAGC independently of the APQC Acquisition.

2.2 The Merger Consideration based on the Standalone Closing Valuation shall be payable in full at Closing. No earnout or other contingent consideration shall be payable.

2.3 Upon the occurrence of a Reversion Event: (a) the condition to Closing requiring completion of the APQC Acquisition is deleted; and (b) the right of the Company to terminate the Agreement if the APQC Acquisition is not completed by December 31, 2026, is deleted. The occurrence of a Reversion Event shall not of itself give either Party any right to terminate the Agreement.

2.4 If the APQC Acquisition is completed on or before November 1, 2026, and no other Reversion Event has occurred, the Agreement shall continue in accordance with its terms, as amended by Sections 4 and 5 of this Amendment.

3. LATER ADDITION OF APQC AND OTHER ASSETS

3.1 If, after a Reversion Event and before Closing, a Contributed Asset is acquired by or assigned to PAGC, the Parties may increase the Closing Valuation by an amount not exceeding its Appraised Value, by a further written amendment to the Agreement approved by the independent directors of the Company and subject to the delivery of a supplemental opinion of a Qualified Evaluator covering the revised valuation. Any additional Merger Consideration shall be paid in shares of the Company at the Reference Price. Until such an amendment is effective, the Standalone Closing Valuation shall apply. No asset included in the Standalone Closing Valuation shall be valued again or added for the purpose of increasing the Merger Consideration.

3.2 After Closing, any acquisition of a Contributed Asset by the combined company from PAGC's former stockholders or their affiliates shall be a related-party transaction requiring the approval of the independent directors of the combined company, at a price not exceeding its Appraised Value. Any such acquisition shall be separately documented and shall not increase the Merger Consideration.

3.3 The Closing Valuation, together with the value of all Contributed Assets added under Section 3.1 or acquired under Section 3.2, shall not exceed the Ceiling. The Ceiling does not apply to acquisitions by the combined company from persons other than PAGC's former stockholders and their affiliates.

4. FAIRNESS OPINION (SECTION 6.5(a))

4.1 Each reference in Section 6.5(a) of the Agreement, or elsewhere in the Agreement, to the Independent Firm, to the Prior Firm or to an independent investment banking or valuation firm shall refer to the Independent Evaluator or the Qualified Evaluator engaged for the relevant opinion. The Parties agree that Joel A. Gallo, acting as a sole-practitioner independent valuation professional, constitutes an independent valuation firm, and the Independent Firm, for purposes of Section 6.5(a) of the Agreement, and that his engagement satisfies the requirements of that Section for the opinion on the Standalone Closing Valuation. This Section 4.1 addresses only who may render the opinion and does not affect the requirement that the written opinion be delivered.

4.2 After a Reversion Event, the Fairness Opinion condition in Section 6.5(a) of the Agreement shall be satisfied by the written opinion of the Independent Evaluator, whether delivered before or after the Reversion Event, that the business combination, at the Standalone Closing Valuation, is fair, from a financial point of view, to the Company's unaffiliated shareholders. In rendering that opinion, the Independent Evaluator shall consider PAGC's existing business, assets and intellectual property, together with such other valuation considerations as the Independent Evaluator determines appropriate. The Independent Evaluator is expected to deliver that opinion on or before October 19, 2026, subject to Section 5.2.

4.3 If the APQC Acquisition is completed and no Reversion Event occurs, the Fairness Opinion condition in Section 6.5(a) of the Agreement shall be satisfied by the written opinion of a Qualified Evaluator engaged by the independent directors of the Company for that purpose.

4.4 The termination of the engagement of the Prior Firm, and its replacement by the Independent Evaluator, do not give rise to any right of either Party to terminate the Agreement.

5. INFORMATION AND COOPERATION

5.1 PAGC shall promptly provide to the Independent Evaluator, to each Qualified Evaluator and to any independent appraiser engaged under Section 1.4 such financial statements, projections, intellectual property records, contracts and other information (including documentation of PAGC's existing intellectual property, ownership rights, patents, licenses and commercial applications), and such access to PAGC's management, as they may reasonably request, and shall use its best efforts to provide substantially complete information within two (2) Business Days of each request.

5.2 PAGC acknowledges that the timing of the opinion depends on the delivery of that information, and that any delay in delivering it shall extend the time for delivery of the opinion by an equal period.

6. GENERAL

6.1 Each Party represents that it has full power and authority to enter into this Amendment, that this Amendment has been duly authorized by all necessary corporate action, and that it constitutes a valid and binding obligation of that Party.

6.2 Except as amended by this Amendment, the Agreement remains in full force and effect. From the date of this Amendment, each reference in the Agreement to "this Agreement" means the Agreement as amended by this Amendment. In the event of any conflict between this Amendment and the Agreement, this Amendment shall prevail.

6.3 This Amendment shall be governed by the law governing the Agreement and is subject to the dispute resolution provisions of the Agreement.

6.4 This Amendment may be executed in counterparts, including by electronic or PDF signature, each of which shall be an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

DRUGS MADE IN AMERICA ACQUISITION CORP.		POWER ANALYTICS GLOBAL CORP

By:	/s/ Roger E. Bendelac	By:	/s/ Keith Barksdale
Name:	Roger E. Bendelac	Name:	Keith Barksdale
Title:	Chief Executive Officer	Title:	Executive Chairman

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